Exhibit 99.6

D.B.S. Satellite Services (1998) Ltd.
Financial Statements
For The Year Ended December 31, 2013

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2013

Somekh Chaikin KPMG Millennium Tower 17 Ha’arbah St. PO Box 609, Tel Aviv 61006 Israel	Telephone Fax Website:	972 3 684 8000 972 3 684 8444 www.kpmg.co.

Auditors’ Report to the Shareholders of
D.B.S. Satellite Services (1998) Ltd.

We have audited the accompanying statements on the financial position of D.B.S. Satellite Services (1998) Ltd. (“the Company”) for December 31, 2013 and 2012, and the statements of income, statements of comprehensive loss, statements of changes in equity deficit, and the statements of cash flows for each of the three years, the last of which ended December 31, 2013. The Company’s Board of Directors and Management are responsible for these financial statements. Our responsibility is to express an opinion concerning these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors Regulations (Manner of an Auditor’s Performance), 1973. These standards require that we plan and perform the audit so as to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes sampling evidence supporting the amounts and disclosures presented in the financial statements. An audit also includes assessing the accounting principles applied and significant estimates made by the Company’s Board of Directors and Management, and assessing the overall adequacy of the presentation made in the financial statements. We believe our audit provides sufficient basis for our opinion.

In our opinion, the said financial statements adequately present, in all material aspects, the Company’s financial position as of December 31, 2013 and 2012, and the results of its operations, changes in its equity deficit, and its cash flows for each of the three years, the last of which ended December 31, 2013, according to International Financial Reporting Standards (IFRS) and the Securities Regulations (Annual Financial Statements), 2010.

Without qualifying our opinion, we draw attention to Note 4, concerning the Company's financial position.

Somekh Chaikin
CPAs

February 27, 2014

Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

D.B.S. Satellite Services (1998) Ltd.
Financial Statements as of December 31, 2013

Statements of Financial Position as of December 31

		2013	2012
	Note	NIS Thousands	NIS Thousands
Assets
Cash and cash equivalents	5	125,263	-
Trade receivables	6	164,277	163,043
Other receivables	6	1,615	1,674
Total current assets		291,155	164,717

Broadcasting rights, net	7	416,598	377,349
Property, plant and equipment, net	8	775,131	745,365
Intangible assets, net	9	133,728	99,864
Total non-current assets		1,325,457	1,222,578

Total assets		1,616,612	1,387,295

The accompanying notes are an integral part of these financial statements.

D.B.S. Satellite Services (1998) Ltd.
Financial Statements as of December 31, 2013

Statements of Financial Position as of December 31

		2013	2012
	Note	NIS Thousands	NIS Thousands
Liabilities
Credit from banks	10	35,785	69,322
Current maturities on bonds	14	292,168	174,305
Trade payables	11	467,929	403,104	*
Other payables	12	161,318	147,746	*
Provisions	13	12,360	6,200
Total current liabilities		969,560	800,677
Bonds	14	1,387,616	1,364,840
Loans from shareholders	15	3,571,900	3,085,742
Other long-term liabilities	16	24,931	92,033	*
Employee benefits	17	5,779	5,837
Total non-current liabilities		4,990,226	4,548,452
Total liabilities		5,959,786	5,349,129
Capital deficit
Share capital	21	29	29
Share premium		85,557	85,557
Options		48,219	48,219
Capital reserves		1,537,271	1,537,271
Capital reserve for share-based payments	18	10,280	10,280
Retained losses		(6,024,530)	(5,643,190)
Total capital deficit		(4,343,174)	(3,961,834)
Total liabilities and equity		1,616,612	1,387,295

David Efrati	Ron Eilon	Micky Neiman
Authorized to sign as Chairman of the Board of Directors (See Note 32)	CEO	CFO

Financial statements approval date:  February 27, 2014
The accompanying notes are an integral part of these financial statements.

* Reclassified - see Note 2.G regarding change in classification

D.B.S. Satellite Services (1998) Ltd.
Financial Statements as of December 31, 2013

Statements of Income for the Year Ended December 31

	2013	2012	2011
Note	NIS Thousands	NIS Thousands	NIS Thousands

Revenues		1,635,216	1,635,994	1,618,809
Cost of revenues	22	1,051,618	1,067,087	1,028,168
Gross profit		583,598	568,907	590,641
Sales and marketing expenses	23	153,712	166,274	152,737
General and administrative expenses	24	162,372	149,884	143,036
Operating profit		267,514	252,749	294,868
Financing expenses		167,677	155,431	168,991
Financing income		(6,979)	(1,859)	(23,163)
Financing expenses for shareholder loans		486,158	407,826	377,529
Financing expenses, net	25	646,856	561,398	523,357
Loss before income tax		(379,342)	(308,649)	(228,489)
Income tax	26	1,352	1,668	1,128
Loss for the year		(380,694)	(310,317)	(229,617)

Basic and diluted loss per share (NIS)		12,734	10,380	7,681

The accompanying notes are an integral part of these financial statements.

D.B.S. Satellite Services (1998) Ltd.
Financial Statements as of December 31, 2013

Statements of Comprehensive Income for the Year Ended December 31

	2013	2012	2011
Note	NIS Thousands	NIS Thousands	NIS Thousands

Loss for the year		(380,694)	(310,317)	(229,617)
Other items of other comprehensive income:
Actuarial losses from a defined benefit plan	17	(646)	(1,235)	(80)
Other comprehensive loss for the year that will not be reclassified to profit or loss		(646)	(1,235)	(80)
Total comprehensive loss for the year		(381,340)	(311,552)	(229,697)

The accompanying notes are an integral part of these financial statements.

D.B.S. Satellite Services (1998) Ltd.
Financial Statements as of December 31, 2013

Statements of Changes in Equity

	Note	Share capital	Share premium	Options	Capital reserve	Capital reserve for share-based payments	Retained losses	Total
		NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands
Balance as of January 1, 2013		29	85,557	48,219	1,537,271	10,280	(5,643,190)	(3,961,834)
Total comprehensive loss for the year
Loss for the year		-	-	-	-	-	(380,694)	(380,694)
Other comprehensive loss for the year		-	-	-	-	-	(646)	(646)
Total comprehensive loss for the year		-	-	-	-	-	(381,340)	(381,340)
Balance as of December 31, 2013		29	85,557	48,219	1,537,271	10,280	(6,024,530)	(4,343,174)

Balance as of January 1, 2012		29	85,557	48,219	1,537,271	10,280	(5,331,638)	(3,650,282)
Total comprehensive loss for the year
Loss for the year		-	-	-	-	-	(310,317)	(310,317)
Other comprehensive loss for the year		-	-	-	-	-	(1,235)	(1,235)
Total comprehensive loss for the year		-	-	-	-	-	(311,552)	(311,552)
Balance as of December 31, 2012		29	85,557	48,219	1,537,271	10,280	(5,643,190)	(3,961,834)

Balance as of January 1, 2011		29	85,557	48,219	1,537,271	9,391	(5,101,941)	(3,421,474)
Total comprehensive loss for the year
Loss for the year		-	-	-	-	-	(229,617)	(229,617)
Other comprehensive loss for the year		-	-	-	-	-	(80)	(80)
Total comprehensive loss for the year		-	-	-	-	-	(229,697)	(229,697)
Transactions with owners recognized directly in equity
Share-based payments	18	-	-	-	-	889	-	889
Balance as of December 31, 2011		29	85,557	48,219	1,537,271	10,280	(5,331,638)	(3,650,282)

The accompanying notes are an integral part of these financial statements.

D.B.S. Satellite Services (1998) Ltd.
Financial Statements as of December 31, 2013

Statements of Cash Flows for the Year Ended December 31

	2013	2012	2011
	NIS Thousands	NIS Thousands	NIS Thousands

Cash flows from operating activities
Loss for the year	(380,694)	(310,317)	(229,617)
Adjustments:
Depreciation and amortization	262,735	248,250	276,393
Financing expenses, net	633,376	548,997	519,716
Capital losses (gains), net	320	504	(515)
Share-based payments	-	-	889
Income tax expenses	1,352	1,668	1,128

Change in trade receivables	(1,234)	(3,447)	9,251
Change in other receivables	59	6,346	3,130
Change in broadcasting rights ,net	(39,249)	(46,777)	(26,082)
Change in payables and other liabilities	16,076	(24,271)	(39,411)
Change in employee benefits	(704)	(1,569)	(605)

	872,731	729,701	743,894
Income taxes paid	(1,550)	(1,337)	(1,128)

Net cash from operating activities	490,487	418,047	513,149

Cash flows from investing activities
Proceeds from sale of property, plant and equipment	474	471	747
Purchase of property, plant and equipment	(260,110)	(240,686)	(207,741)
Payments for software and licenses	(63,638)	(43,531)	(32,181)
Payments for subscriber acquisitions	-	-	(24,414)
Net cash used in investing activities	(323,274)	(283,746)	(263,589)

The accompanying notes are an integral part of these financial statements.

D.B.S. Satellite Services (1998) Ltd.
Financial Statements as of December 31, 2013

Statements of Cash Flows for the Year Ended December 31 (Contd.)

	2013	2012	2011
	NIS Thousands	NIS Thousands	NIS Thousands

Cash flows from financing activities
Repayment of bank loans	-	(423,235)	(97,277)
Repayment of bond principal	(223,355)	(58,211)	(57,271)
Short-term bank credit, net	(33,537)	66,046	(85,294)
Payment for finance lease liabilities	(2,766)	(1,554)	(768)
Interest paid	(121,352)	(125,674)	(114,178)
Bond issues, net	339,060	395,002	118,553
Net cash used in financing activities	(41,950)	(147,626)	(236,235)

Increase (decrease) in cash and cash equivalents	125,263	(13,325)	13,325
Cash and cash equivalents at the beginning of the year	-	13,325	-
Cash and cash equivalents at the end of the year	125,263	-	13,325

The accompanying notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 1 - GENERAL

Reporting Entity

D.B.S. Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel in 1998 and has its main offices in 6 HaYozma Street, Kfar Saba.

The Company holds a Ministry of Communications license for satellite television broadcasts (“the License”). The License is valid until January 2017, and may be extended for additional six-year periods, subject to certain conditions. The Company’s operations are subject, inter alia, to the Communications Law (Telecommunications and Broadcasts), 1982 (“the Communications Law”) and the regulations and rules enacted thereunder, and to the terms of the License.

Bezeq - The Israel Telecommunication Corporation Ltd. (“Bezeq”) holds 49.78% of the Company’s issued capital, and options for an additional 8.6% of the Company’s issued capital, which Bezeq is prohibited from exercising following the Supreme Court ruling from 2009, denying Bezeq's merger with the Company (as defined in the Antitrust Law) by way of exercising the aforesaid options. The Company’s remaining shares are held by Eurocom DBS Ltd. Voting rights granted by these shares are held by a trustee, under an irrevocable letter of appointment and authorization, and pursuant to the Antitrust Commissioner’s decision stating, inter alia, that he must use the shares as an owner.

In October 2013, the Company received a first draft of conditions for a merger (as defined in the Antitrust Law) between Bezeq and the Company, sent by the Antitrust Authority (“the Antitrust Authority”). In November 2013, the Antitrust Authority issued a draft copy of the terms being considered for approving the merger between Bezeq and the Company, for public comment (to be received by November 28, 2013). As of the approval date of these financial statements, the Antitrust Authority has not yet issued a decision concerning the terms of the merger.

NOTE 2 - BASIS OF PREPARATION

A.	Definitions

In these financial statements -

(1)	The Company - D.B.S. Satellite Services (1998) Ltd.

(2)	Related Party - As defined in IAS 24 (2009) - Related Party Disclosures.

(3)	Interested Party - As defined in paragraph (1) to the definition for “Interested Party” in Section 1 to the Israeli Securities Law, 1968.

B.	Statement of Compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and the Israeli Securities Regulations (Annual Financial Statements), 2010.

The financial statements were approved by the Board of Directors on February 27, 2014.

C.	Functional currency and presentation currency

The financial statements are presented in NIS, which is the Company’s functional currency, rounded to the nearest thousand. The NIS is the currency that reflects the Company’s main economic environment in which the Company operates

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 2 - BASIS OF PREPARATION (CONTD.)

D	Basis of measurement

The financial statements have been prepared on a historical cost basis, except for the following assets and liabilities: derivative financial instruments, shareholder loans, provisions, and employee benefit liabilities. For more information concerning the measurement of these assets and liabilities, see Note 3 - Significant Accounting Principles.

The value of non-monetary assets and equity items measured at historical cost has been adjusted to changes in the Israeli CPI until December 31, 2003, as Israel was considered a hyper-inflationary economy until that date.

E.	Operating cycle

The Company’s operating cycle does not exceed one year. Thus, current assets and current liabilities include items intended and expected to realize within one year from the date of the financial statements.

F	Use of estimates and judgment

In preparing these financial statements according to IFRS, Management is required to exercise judgment and use assessments, estimates, and assumptions which affect the application of accounting policies and the reported amounts of assets and liabilities, revenues and expenses.  Actual results may differ from these estimates.

In formulating accounting estimates used in the preparation of the Company’s financial statements, Management is required to make assumptions concerning significantly uncertain circumstances and events. In determining these estimates, Management exercises its judgment based on past experience, various facts, external factors, and reasonable assumptions concerning relevant circumstances for each estimate.

Estimates and assumptions are reviewed on an ongoing basis. Changes in accounting estimates are recognized in the period in which the estimates are revised and in all subsequently affected periods.

The following table provides information concerning significant estimates and judgments made while applying accounting policies and which materially affect the financial statements:

Estimate	Principal assumptions	Possible consequences	Reference
Useful life	The useful life of groups of property, plant and equipment, intangible assets, and broadcasting rights.	Recognition of expenses	Note 3(B), 3(C), and Note 3(D) below.

Provisions and contingent liabilities	Assessment of the chances of legal actions brought against the Company and measurement of potential liabilities for these actions.	Reversal or creation of a provision for a certain action and recognition of income/expenses, respectively.	Note 13 and Note 20.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 2 - BASIS OF PREPARATION (CONTD.)

Measuring Fair Value

In preparing its financial statements, the Company must measure the fair value of certain assets and liabilities. Additional information concerning assumptions used in measuring fair value is presented in Note 29 - Financial Instruments.

In measuring the fair value of an asset or liability, the Company uses market-observed data as much as possible. Fair value measurements are classified into a three-level fair value hierarchy, based on the data used in making the assessment. Classification is as follows:

•	Level 1: Quoted (non-adjusted) prices on an active market for identical assets or liabilities.

•	Level 2: Directly or indirectly observed market data, not included in Level 1 as aforesaid.

•	Level 3: Data not based on observed market data.

G.	Reclassification

•	Comparative figures have been reclassified to accurately reflect the nature and maturity dates of liabilities.

•	Comparative figures in items of property, plant and equipment, have been reclassified to reflect the derecognition of assets which have been fully written off.

H.	Changes in accounting policies

Starting January 1, 2013, the Company applies the following new standards and amendments:

•	IFRS 13 - Fair Value Measurement

•	IAS 19 (Amended) - Employee Benefits

Application of the new standards did not materially affect the Company’s financial statements.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies were applied consistently through all periods presented in these financial statements.

A.	Foreign currency transactions

Foreign currency transactions are translated into the Company’s functional currency using the exchange rate in effect on the transaction dates. Monetary assets and liabilities denominated in foreign currency at the reporting date are translated into the functional currency using the exchange rate in effect on that date.

B.	Broadcasting rights

Broadcasting rights are presented at cost, net of broadcasting rights used.

The cost of broadcasting rights acquired to broadcast content includes amounts paid to rights-providers plus direct costs incurred in adjusting the broadcasting rights. Broadcasting rights are amortized based on actual broadcasts from the total number of expected broadcasts according to Management’s estimate or as contractually permitted (with the part not amortized at the end of the agreement being amortized in full upon termination of the agreement), or in a straight line according to the shorter of either the rights agreement term or the economic life. The net change in broadcasting rights is stated as an adjustment to profits under operating activities in the statement of cash flows.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

C.	Property, plant and equipment

(1)	Recognition and measurement

The Company elected to measure its property, plant and equipment items at cost, net of accumulated depreciation and impairment losses.

Cost includes expenses that are directly attributable to the asset’s acquisition. The cost of self-constructed assets includes the cost of materials and direct labor costs, and any other additional cost that is directly attributable to bringing the asset to the location and condition required that it may operate as intended by Management. The cost of software that is integral to operating the related equipment, is recognized as part of the cost of that equipment.

When significant parts of property, plant and equipment (including costs for major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

(2)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized as part of the carrying amount of the said item if it is probable that the future economic benefit embodied in the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. Ongoing maintenance costs are recognized in profit or loss as they arise.

(3)	Depreciation

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment.

Years
Broadcasting and receiving equipment	3,6.67
Installation costs*	1-3,13-15
Digital satellite decoders	4-6,8
Office furniture and equipment	6.67,14.2
Computers	3,5

* The costs of installations in apartments are amortized over the expected period of the benefit from the installation.

Leasehold improvements are depreciated over the shorter of either the lease term or the estimated useful life of the improvements.

D.	Intangible assets

(1)	Subscriber acquisition

The Company capitalized the direct sales commissions paid to distributors and salespersons for the sale of services to subscribers who have entered into a contract with the company to purchase services, including a commitment for a defined period, and recognized these costs as an intangible asset. When a subscriber terminated the contract term, the asset balance was amortized immediately.

For customers who did not commit to a defined period, the Company recognizes subscriber acquisition costs immediately in profit or loss.

At the end of 2011 following changes in legislation that prohibit early termination penalties the Company ceased recognizing the sale commissions as intangible assets.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

(2)	Software

Standalone software that adds functionality to hardware is classified as an intangible asset.

(3)	Development

Development activities involve plans for the production of products for new processes to significantly improve existing processes or products. Development expenses are recognized as an intangible asset only if: development costs can be reliably measured; the product or process are technically and commercially feasible; a future economic benefit is expected to be derived from the product and the Company has sufficient resources and intentions to complete development and use or sell the asset.  Costs recognized as an intangible asset include the cost of materials, direct labor costs, overhead expenses directly attributable to preparing the asset for its intended use, and capitalized credit costs. Other development costs are recognized in profit or loss as they incurred.

In subsequent periods, capitalized development costs are measured at cost less accumulated amortization and impairment losses.

(4)	Amortization

Amortization of intangible assets is recognized in profit or loss on a straight-line basis over the estimated useful life of the intangible assets, from the date on which the assets are available for use.

Estimated useful lives for the current and comparative periods are as follows:

Years
Software and licenses	3,5,7,8
Subscriber acquisition costs*	1-3
Capitalized development costs	1,3,5,7,8

*     Pursuant to the terms of the contracts signed with the subscribers.

E.	Financial instruments

(1)	Non-derivative financial assets

Non-derivative financial assets include trade and other receivables and cash and cash equivalents.

(a)       Initial recognition of non-derivative financial assets

Financial assets are recognized when the Company becomes party to the contractual terms of the instrument, i.e. - the date on which the Company fulfilled its contractual obligations.

(b)       De-recognition of financial assets

Financial assets are de-recognized with the Company’s contractual rights to the cash flows arising from the financial asset expire, or when the Company transfers the rights to receive the cash flows arising from the financial asset in a transaction where all the risks and benefits of ownership of the financial asset are effectively transferred.

Regular way sales of financial assets are recognized on the trade date, i.e. - the date on which the Company undertook to sell the asset.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

(c)       Classification of financial assets

The Company classifies financial assets as follows:

Cash and cash equivalents

Cash includes immediately-usable cash balances and on-demand deposits. Cash equivalents include short-term investments (where the period between the original deposit date and the redemption date is up to 3 months) which can easily be converted into known amounts of cash and which are exposed to insignificant risk of changes in value.

Trade and other receivables

Trade and other receivables are financial assets with fixed or measurable payments which are not traded on an active market.

(2)	Non-derivative financial liabilities

Non-derivative financial liabilities include: bank overdrafts, bank loans and credit facilities, loans from shareholders and other creditors, finance lease liabilities, trade payables, and other payables.

(a)       Initial recognition of financial liabilities

Debt instruments are initially recognized on the date on which they are created.

Financial liabilities are initially recognized at fair value net of all attributable transaction costs. Subsequent to initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

(b)       De-recognition of financial liabilities

Financial liabilities are de-recognized when the Company’s contractual obligation expires, or when it is settled or cancelled.

(c)       Changes in terms of debt instruments

An exchange of debt instruments having materially different terms between an existing borrower and lender are accounted for as a settlement of the original financial liability and recognition of a new financial liability at fair value. Furthermore, significant changes in the terms of an existing financial liability or any part thereof, are accounted for as a settlement of the original financial liability and recognition of a new financial liability.

Terms are deemed materially different if the discounted present value of the cash flows under the new terms, including any fees paid, less any fees received, and discounted using the original effective interest rate, differs by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

(d)       Offsetting financial instruments

Financial assets and financial liabilities are offset and net amounts are presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle the asset and liability on a net basis or to simultaneously dispose of the asset and settle the liability.

(3)	Derivative financial instruments

The Company uses derivative financial instruments to hedge against foreign currency risks. Financial instruments mainly comprise of forward transactions.

Derivative instruments are initially recognized at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. Hedge accounting is not applied for derivative instruments used for economic hedging of financial liabilities denominated in foreign currency. Changes in the fair value of these derivatives are recognized in profit or loss.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

(4)	CPI-linked assets and liabilities not measured at fair value

The value of CPI-linked financial assets and liabilities not measure at fair value is re-measured every period according with the actual increase in the CPI.

F.	Impairment

(1)	Financial assets

Financial assets are tested for impairment when objective evidence indicates that one or more events have adversely affected the estimated future cash flows from that asset.

Impairment losses on financial assets, measured at amortized cost, are measured as the difference between an asset’s carrying amount and the present value of its estimated future cash flows, discounted using the original effective interest rate. All impairment losses are recognized in profit or loss.

(2)	Non-financial assets

The carrying amount of the Company’s non-financial assets is tested at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s estimated recoverable amount is calculated. The Company estimates the recoverable amount if there are indications of impairment.

G.	Employee benefits

(1)	Post-employment benefits

The Company has several post-employment benefit plans. These plans are usually financed by contributions to insurance companies, and are classified as defined contribution plans and defined benefit plans.

(a)       Defined contribution plans

The Company’s obligations for contributions to defined contribution pension plans are recognized in profit or loss  in the periods during which services are rendered by employees.

(b)       Defined benefit plans

A defined benefit plan is a post-employment benefit plan which is not a defined contribution plan. The Company’s net liability, referring to a defined benefit plan for post-employment benefits, is measured for each plan separately by estimating the future amount of the benefit that will be due to an employee in return for his services in the current period and in prior periods. This benefit is presented at present value less the fair value of the plan assets. The Company determines the net interest rate for the net liability (asset) from a defined benefit plan by multiplying the net liability (asset) from a defined benefit by the discounting rate used to measure the obligation for a defined benefit, as both were determined at the start of the annual reporting period.

The discount rate is determined according to the yield at the reporting date on government bonds whose currency and maturity date are similar to the terms of the Company’s obligation.  Calculations are performed annually by a certified actuary using the projected unit credit method.

Re-measurement of the net liability (asset) from a defined benefit includes actuarial gains and losses, yield on plan assets (excluding interest), and any change in the effect on the maximum assets (as applicable, excluding interest). Re-measurements are recognized immediately through other comprehensive income, directly to retained earnings.

Interest costs for defined benefit obligations, interest income from plan assets and interest from the effect of maximum assets recognized in profit or loss, are presented in the finance income and expense items, respectively.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

G.	Employee benefits (contd.)

(2)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis, and the expense is recognized when the related service is rendered or upon actual employee absence in the event of non-accruable absence (such as maternity leave). A provision for short-term employee benefits in the form of a cash bonus or a profit-sharing plan is recognized for the amount expected to be paid,when the Company has a present legal or constructive obligation to pay the said amount for past services rendered by an employee and the obligation can be estimated reliably. Employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when  the Company  expects the benefits to be wholly settled.

H.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation which can be estimated reliably, and the Company expects that an outflow of economic benefits will be required to settle the obligation.

Legal actions

A provision for legal actions is recognized if, as a result of a past event, the Company has a present legal or constructive obligation and it is more likely than not that the Company will be required to use economic resources to settle the obligation, and the amount of the obligation can be estimated reliably.

I.	Revenues

(1)	Revenues from services and digital satellite decoder leases are recognized in profit or loss proportionately over the term of the agreement or upon providing the service.

(2)
Receipts from customers for the installation of terminal equipment which do not provide customers with separate value are recognized as income in profit or loss over the period in which the economic benefits are flow to the Company.

(3)
The Company charges a deposit for digital satellite decoders leased by its customers. Upon termination of the contract, customers are entitled to a proportional refund of the deposit, according to the terms of their agreement. Deposit write-down revenues are recognized in profit or loss, according to the terms of the agreements with the customers.

(4)	Commissions - When the Company acts as an agent and not as the principal in a transaction, income is recognized to the net amount of the commission.

J.	Income tax expenses

Income tax expenses comprise current and deferred taxes. Current and deferred taxes are recognized in profit or loss, or are recognized in other comprehensive income if they arise from items recognized in other comprehensive income.

Current taxes are the expected taxes payable (or receivable) on taxable income for the year, calculated using the tax rates enacted or effectively enacted at the reporting date.

A deferred tax asset is not recognized in the books from losses carried forward when the Company does not expect to have taxable income in the future, against which such assets could be used.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

K	Leased assets

Leases where the Company bears most of the risks and rewards from the asset, are classified as financing leases. Upon initial recognition, leased assets are measured at the lower of either their fair value or the present value of future minimum lease payments. Subsequent to initial recognition, the asset is accounted for according to the accounting policies applied for that asset. Minimum lease payments made under financing leases are apportioned between finance expenses and amortization of the outstanding liability.

Other leases are classified as operating leases and leased assets are not recognized in the statement of financial position. Payments made under operating leases are recognized in profit or loss on a straight-line basis, over the term of the lease.

Determining if an arrangement includes a lease:

At the start of an arrangement or upon its re-examination, the Company determines whether an arrangement is a lease or if it contains a lease. An arrangement constitutes a lease or includes a lease if it meets the following two conditions:

•	The arrangement depends on use of a specific asset or assets; and

•	The arrangement includes a right to use the asset.

If the agreement does not include a lease according to the above criteria, the agreement is accounted for as a service agreement and payments for these services are recognized in profit or loss using the straight-line method, according to the service term.

L.	Loss per share

Basic loss per share is calculated by dividing the loss attributable to ordinary share holders of the Company by the weighted average number of ordinary shares in circulation during the year.

M.	Financing income and expenses

Financing income comprises interest income on invested funds, exchange rate gains, and gains on derivative instruments recognized in profit or loss. Interest income is recognized as accrued, using the effective interest method.

Financing expenses comprise interest and linkage expenses on borrowings, impairment losses on financial assets, and losses on derivative instruments recognized in profit or loss. Credit costs are recognized in profit or loss using the effective interest method.

In the statements of cash flows, interest payments are presented under cash flows from financing activities.

N.	Transactions with a controlling shareholder

Assets and liabilities for which the Company conducted a transaction with a controlling shareholder are measured a fair value at the transaction date.

As this is a capital transaction, the difference between the fair value and the proceeds from the transaction is recognized in equity.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

O.	New standards and interpretations not yet adopted

(1)       IFRS 9 (2010 and 2013) - Financial Instruments (“the Standard”).

The Standard supersedes the requirements of IAS 39 concerning the classification and measurement of financial assets and financial liabilities and concerning hedge accounting. The mandatory application date for the Standard has yet to be set. Early adoption is permitted subject to the conditions set forth in the Standard. The Standard will be applied retrospectively, except for certain allowances, as set forth in the Standard’s transitional provisions. The Company is examining the effects of the Standard’s adoption on its financial statements.

(2)       Amendment to IAS 32 - Financial Instruments: Presentation (“the Amendment”).

The Amendment clarifies the provisions for offsetting financial assets and liabilities, set forth in IAS 32. The Amendment will apply to annual periods starting January 1, 2014, and will be applied retrospectively. First-time application of the Standard is not expected to materially affect the Company’s financial statements.

NOTE 4 - THE COMPANY’S FINANCIAL POSITION

A.
Since starting its operations, the Company has accumulated considerable losses. The Company’s losses in 2013 and 2012 totaled NIS 381 million and NIS 310 million, respectively. As a result of these losses, the Company’s capital deficit and working capital deficit as of December 31, 2013, totaled NIS 4,343 million and NIS 678 million, respectively.

B.	1.
In 2013, the Company issued additional bonds (Series B) in the Company, effected by way of expanding the existing series, in a total amount of NIS 341 million. For more information concerning the bonds issue, see Note 14.

2.	In October 2013, S&P Maalot affirmed its ilA- stable rating for the Company and all its bonds.

3.	As of December 31, 2013, the Company complies with the financial covenants stipulated in its financing agreements and bonds. For information about compliance with covenants, see Note 27.

4.
Management estimates that the financing resources available to the Company, which include, inter alia, the working capital deficit and potential capital raising, will be sufficient for the Company’s operating needs in the coming year, based on the forecasted cash flows approved by the Company’s Board of Directors. Should additional resources be required to meet the Company’s operating needs in the coming year, the Company will adapt its operations to preclude the need for additional resources beyond those currently available to it.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 5 - CASH AND CASH EQUIVALENTS

	December 31	December 31
	2013	2012
	NIS Thousands	NIS Thousands

Bank balances	7,310	-
Bank deposits	117,953	-
	125,263	-

NOTE 6 - TRADE AND OTHER RECEIVABLES

	December 31	December 31
	2013	2012
	NIS Thousands	NIS Thousands

Trade receivables (1)
Outstanding debts	31,154	36,185
Credit companies	139,375	134,368
Less provision for doubtful debts	(6,252)	(7,510)
	164,277	163,043

Other receivables (1)
Prepaid expenses	1,413	420
Others	202	1,254
	1,615	1,674

(1) Including trade and other receivables constituting Related Parties and Principal Shareholders	1,108	2,326

For more information concerning trade and other receivables constituting Related Parties and Interested Parties, see Note 30 - Related Parties and Interested Parties. For information concerning the Company’s exposure to currency and liquidity risk, see Note 29 - Financial Instruments.

NOTE 7 - BROADCASTING RIGHTS, NET

	December 31	December 31
	2013	2012
	NIS Thousands	NIS Thousands

Cost	779,069	758,847
Less - used rights	362,471	381,498
	416,598	377,349

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT, NET

A.	Composition:

	Broadcasting and reception equipment	capitalized installation costs		Digital satellite decoders	Office furniture and equipment (including computers)	Leasehold improvements	Total
	NIS Thousands

Cost
Balance as of January 1, 2012	244,103	793,940	*	1,770,858	107,534	46,982	2,963,417
Additions during the year	9,862	89,458		158,280	15,653	3,151	276,404
Disposals during the year	-	(49,547	)*	(203,250)	(184)	-	(252,981)
Balance as of December 31, 2012	253,965	833,851		1,725,888	123,003	50,133	2,986,840
Additions during the year	12,578	91,178		146,729	8,409	1,208	260,102
Disposals during the year	(15,027)	(37,993)		(47,977)	(6,362)	-	(107,359)
Balance as of December 31, 2013	251,516	887,036		1,824,640	125,050	51,341	3,139,583

Accumulated depreciation
Balance as of January 1, 2012	211,754	554,187	*	1,412,842	74,123	34,557	2,287,463
Additions during the year	12,053	83,644		97,826	10,448	2,047	206,018
Disposals during the year	-	(49,547	)*	(202,399)	(60)	-	(252,006)
Balance as of December 31, 2012	223,807	588,284		1,308,269	84,511	36,604	2,241,475
Additions during the year	10,199	91,192		113,565	12,368	2,216	229,540
Disposals during the year	(15,027)	(37,993)		(47,185)	(6,358)	-	(106,563)
Balance as of December 31, 2013	218,979	641,483		1,374,649	90,521	38,820	2,364,452

Carrying amount
As of January 1, 2012	32,349	239,753		358,016	33,411	12,425	675,954

As of December 31, 2012	30,158	245,567		417,619	38,492	13,529	745,365

As of December 31, 2013	32,537	245,553		449,991	34,529	12,521	775,131

B.	Collateral

See Note 27.

*	Reclassification - Comparative figures have been reclassified to reflect derecognition of assets which have been fully written off.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 9 - INTANGIBLE ASSETS, NET

	Subscriber acquisition costs		Software and licenses	Total
	NIS Thousands

Cost
Balance as of January 1, 2012	212,770	*	220,579	433,349
Additions during the year	-		47,869	47,869
Disposals during the year	(135,685	)*	-	(135,685)
Balance as of December 31, 2012	77,085		268,448	345,533
Additions during the year	-		67,059	67,059
Disposals during the year	(11,922)		-	(11,922)
Balance as of December 31, 2013	65,163		335,507	400,670
Accumulated depreciation
Balance as of January 1, 2012	191,904	*	147,218	339,122
Additions during the year	18,903		23,329	42,232
Disposals during the year	(135,685	)*	-	(135,685)
Balance as of December 31, 2012	75,122		170,547	245,669
Additions during the year	1,963		31,232	33,195
Disposals during the year	(11,922)		-	(11,922)
Balance as of December 31, 2013	65,163		201,779	266,942

Carrying amount
As of January 1, 2012	20,866		73,361	94,227

As of January 1, 2013	1,963		97,901	99,864

As of December 31, 2013	-		133,728	133,728

*	Reclassification - Comparative figures have been reclassified to reflect derecognition of assets which have been fully written off.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 10 - CREDIT FROM BANKS

For more information concerning the Company’s exposure to interest, currency, CPI, and liquidity risk, see Note 29.

For information concerning collateral and restrictions pertaining on credit and financial covenants, see Note 27.

NOTE 11 - TRADE PAYABLES

	December 31	December 31
	2013	2012*
	NIS Thousands	NIS Thousands

Outstanding debts	392,049	341,968
Notes and checks payable	75,880	61,136
	467,929	403,104

Including trade payables to Related Parties and Principal Shareholders	93,658	89,441

For more information concerning trade payables constituting Related Parties and Interested Parties, see Note 30 - Related Parties and Interested Parties.

For information concerning the Company’s exposure to currency and liquidity risk through part of its trade payables balance, see Note 29 - Financial Instruments.

NOTE 12 - OTHER PAYABLES

	December 31	December 31
	2013	2012*
	NIS Thousands	NIS Thousands

Employees and institutions with respect to wager	34,211	30,366
Provisions for vacation and convalescence pay	12,486	10,732
Interest payable on bonds	33,140	33,800
Deposits from customers, net	1,385	2,411
Institutions	42,710	40,227
Prepaid revenues	26,520	23,305
Others	10,866	6,905
	161,318	147,746

For information concerning the Company’s exposure to currency and liquidity risk through part of its other payables balance, see Note 29 - Financial Instruments.

*           Reclassified - see Note 2.G regarding a change in classification.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 13 - PROVISIONS

	December 31	December 31
	2013	2012
	NIS Thousands	NIS Thousands

Balance as of January 1	6,200	40,647
Provisions made during the year	7,223	4,301
Provisions realized during the year	(417)	(31,889)
Provisions eliminated during the year	(933)	(6,884)
Effect of time (linkage)	287	25
Balance as of December 31	12,360	6,200

In the normal course of business, various legal actions were brought against the Company.

For information concerning these actions and the Company’s exposure, see Note 20.

NOTE 14 - BONDS

	December 31, 2013
	% nominal interest and linkage*	Par value upon issue	Redemption year	% redemption of original par value		Par value	Carrying amount
						NIS Thousands

Bonds A	Linked + 8.4%	620,300	2010-2013 2014-2017	8 17	% %	421,804	503,700
Bonds B	Linked + +5.85%	895,876	2013-2017 2018-2019	14 15	% %	771,083	809,441
Bonds 2012	Linked + 6.4%	392,000	2013-2017 2018-2022	8 12	% %	360,640	366,643

*	All bonds contain a mechanism for reducing and increasing the interest rate under certain circumstances specified in the deeds of trust and in the bonds.

A.
The Company has a bond series issued in 2007 to institutional investors, which was listed on the TACT-institutional system on the Tel Aviv Stock Exchange (“Bonds (Series A)”) pursuant to a deed of trust signed by the Company and Hermetic Trust (1975) Ltd. (“Trustee A” and “Deed of Trust A”, respectively).

Deed of Trust A stipulates that the Company may register first liens in favor of holders of additional securities which the Company may issue and/or to add them to liens made in favor of the trustee without the trustee’s consent, provided that the ratio between the Company’s total debt (after issue of the said securities and including the proceeds thereof) at the end of the quarter preceding the issue, and its EBITDA for the 12 months ended at the end of the last calendar month, will not exceed 6.5. Deed of Trust A defines total debt as the Company’s debts secured by a first lien, unlimited in amount, on all Company assets pari-passu with the collateral provided by the Company to the holders of Bonds (Series A).

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 14 - BONDS (CONTD.)

A.	(contd.)

Moreover, Deed of Trust A specifies various events (e.g. - insolvency proceedings, breach, exercise of liens on most of the Company’s assets, etc.) which, following the warning period specified in the deed, allow a call for immediate repayment of the bonds subject to the provisions set forth in the deed of trust. Deed of Trust A also provides for a call for immediate repayment in the event that the bank collateral is exercised or upon a call for immediate repayment of other bonds issued by the Company, if its outstanding balance exceeds the amount specified in the deed.

In determining the rating of its Bonds (Series A), the Company committed to S&P Maalot (and to S&P Maalot only), that it would not make repayments of the shareholder loans for the duration of the Bonds (Series A).

B.
The Company has a bond series issued in 2010 to institutional investors, which was listed on the TACT-institutional system on the Tel Aviv Stock Exchange and which was expanded in 2011, 2012 and 2013 (“Bonds (Series B)”) pursuant to a deed of trust signed by the Company and Hermetic Trust (1975) Ltd. (“Deed of Trust B" and “Trustee B”, respectively).

Deed of Trust B states that the Company may register first liens to the holders of additional securities as may be issued by the Company (whether through the series’ expansion or through the issue of another series or additional securities) and/or add them to liens made in favor of the trustee, without the trustee’s consent, provided that the rating does not fall below the rating of the Bonds (Series B) at that time (if their rating does not exceed their initial rating), and that the ratio between the Company’s total debt (Company debts secured by a first lien, unlimited in amount, on all Company assets, pari-passu with the collateral provided by the Company to the holders of Bonds (Series A), less cash and monetary deposits available to the Company) after the issue of the said securities and including its proceeds at the end of the quarter preceding the issue and its EBITDA (the Company’s total operating profit from operating activities, before financing expenses and taxes, plus depreciation and amortization and plus provisions and extraordinary one-time expenses) for the 12 months ended at the end of the last calendar quarter does not exceed 5.7.

As of December 31, 2013, the Company meets the debt/EBITDA ratio covenant stipulated in Deed of Trust B (as of December 31, 2013, the Company's debt/EBITDA ratio was 3.1).

Moreover, Deed of Trust B specifies various events which (subject to the extension period set out in the deed) allow a call for immediate repayment of the bonds, subject to the provisions of the deed of trust. These events include the corresponding events specified in Deed of Trust A, mutatis mutandis, a decrease in Bezeq’s interests in the Company below a minimum threshold stipulated in the deed (so long as the Company is a private company), a merger with another company (except with Bezeq or a company under its control), or the sale of most of the Company's assets subject to such terms as set forth in the deed, revocation of the broadcasting license or termination of communications activities, and failure to meet the financial covenant set forth in Deed of Trust B, whereby every quarter the Company must meet a maximum debt/EBITDA ratio of 5.7 as define above.

Under Deed of Trust B, the Company’s right to distribute dividends and repay the shareholder loans is contingent on its compliance with a financial covenant based on the ratio between its total secured debts and its EBITDA (as these terms are defined in Deed of Trust B, and subject to the rectification period set out in the deed). Concerning repayment of the shareholder loans, the Company is subject to a further restriction whereby the repayment amount will not exceed the Company’s cumulative net profit from the beginning of 2011 onwards, less the Company’s financing expenses for the shareholder loans and less repayments or distributions.

In 2013, the Company carried out another issue of Bonds (Series B), effected as an expansion of the series, in a total amount of NIS 341 million.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 14 - BONDS (CONTD.)

The Company has a bond series issued in 2012 to institutional investors, whereby the lenders provided the Company with a loan (“the 2012 Bond”).

The 2012 Bond specifies certain events (similar to the aforesaid events specified in Deed of Trust B) which (sometimes following a grace period) allow a call for immediate repayment of the bond, subject to the provisions of the 2012 bond, including a call for immediate repayment (not initiated by the Company) of another bond series issued and/or as may be issued by the Company and/or of the Company's debts to a financial institution subject to the conditions set out in the 2012 bond.

Pursuant to the provisions of the 2012 bond, every quarter the Company must meet two financial covenants (subject to a remediation period and remediation terms as set forth in the 2012 Bond), namely (a) a maximum debt/EBITDA ratio, which is the ratio between the total debt (Company debts to financial institutions, as defined in the 2012 bond) at the end of the relevant quarter, and the Company’s EBITDA (defined in the 2012 Bond as the Company’s total operating profit from operating activities (before financing expenses and taxes), plus depreciation and amortization, plus expenses included under the investments item in the Company’s financial statements as of December 31, 2010 (whose classification was changed to expenses due to accounting policies or a directive from an authority), plus provisions and extraordinary one-time expenses) in the 12 months ended in the relevant quarter; and (b) a maximum debt/(E-C) ratio, which is the ratio between total debt at the end of the relevant quarter, and the Company's E-C (defined in the 2012 Bond as the Company's EBITDA for the 12 months ending at the end of that quarter, less the Company's CAPEX in that period. CAPEX, meaning the addition to property, plant and equipment, excluding disposals and depreciation) in the 12 months ending at the end of that quarter.

As of December 31, 2013, the maximum debt/EBITDA ratio pursuant to the 2012 Bond was 5. The Company was in compliance with this covenant (as of December 31, 2013, the debt/EBITDA ratio was 2.8). Under the 2012 bond, the maximum debt/(E-C) ratio as of December 31, 2013, was 9.5. The Company was in compliance with this covenant (as of December 31, 2013, the debt/(E-C) ratio was 7.9).

The 2012 bond also sets restrictions on dividend distributions and repayment of the shareholder loans, similar to the restrictions set forth under Deed of Trust B.

For information concerning the collateral provided under the bonds, see Note 27 below.

Repayment dates of CPI-linked principal

December 31, 2013
NIS Thousands

2014	292,168
2015	292,168
2016	292,168
2017	292,168
2018	191,557
2019 onwards	336,886
1,697,115

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 15 - SHAREHOLDER LOANS

A.

		December 31
	Interest and linkage	2013	2012
		NIS Thousands
Loan balances based on their nominal terms:
Old shareholder loans (1)	Linked	2,384,925	2,340,213
New shareholder loans (2):
Loans granted until April 27, 2003	Linked and bearing 5.5% interest	473,035	439,974
Loans granted after April 27, 2003	Linked and bearing 11% interest	1,832,735	1,620,177
		4,690,695	4,400,364

Less - excess of amount of loans received over their fair value upon receipt, after accumulated amortization (at the effective interest rate)(3)		(1,118,795)	(1,314,622)
		3,571,900	3,085,742

(1)	The loans do not have a maturity date.

(2)
The loans extended by some of the Company's shareholders from July 10, 2002 ("the New Shareholder Loans") have preference over the old shareholder loans. Under the agreement, the New Shareholder Loans will be eligible for full repayment by the Company before any dividend distribution and/or repayment of the old shareholder loans extended to the Company by its shareholders, subject to the Company's cash flows and its liabilities under agreements signed with the banks and some of its bondholders. The new loans also have no maturity dates.

(3)
The shareholder loans were measured at fair value upon receipt. The value of the loans is measured according to the present value of the expected cash flows for repayment of the loans, considering the dates on which the shareholders may first call for repayment of the loans (according to the restrictions set forth in the agreements with the banks and the bondholders) and the interest rates applicable to similar-risk loans upon receipt of the loans.

In 2007, in determining the rating of its Bonds (Series A), the Company committed to the rating agency (and to rating agency only), that it would not make repayments against the shareholder loans for the duration of the Bonds (Series A).

When a change in the terms of the loans results in a difference of more than 10% in the discounted cash flows, the difference between the expected cash flows prior to the change, discounted using the interest rate upon receipt of the loan, and their discounted value using the interest rate at the time of the said change is recognized as financing expenses/income.

The difference between the present value of the new cash flows, discounted using the interest rate at the time of the said change, and the old cash flows discounted using the interest rate at the time of the said change, is recognized in equity as a capital reserve.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 15 - SHAREHOLDER LOANS (CONTD.)

The interest rate at the time of the change was determined according to a professional opinion obtained by the Company from a third-party consultant, whereby the interest rate for discounting the interest-free shareholder loans is 15.63%, and the interest rate for discounting the shareholder loans bearing 5.5% interest is 15.58%.

Upon the issue of Bonds B and the 2012 Bond, restrictions were set on the Company’s right to distribute dividends and repay the shareholder loans. See Note 14. This change does not constitute a material change in terms, as aforesaid, and so did not affect the Company’s financial statements.

B.
Under the Company’s agreement with its shareholders, the shareholders who provided the Company with New Shareholder Loans were granted the right to receive additional shares in the Company, or options exercisable into shares pro rata to their contributions.

Accordingly, these shareholders were allocated additional shares in the Company and options exercisable into shares of the Company. These options are exercisable at any time and for no additional consideration, and are transferrable as though they were shares, subject to approval by the banks pursuant to the financing agreements.

Exercise of the options granted to Bezeq and changes in certain holdings in the Company are subject to various regulatory approvals. See also Note 1.

NOTE 16 - OTHER LONG-TERM LIABILITIES

	December 31
	2013	*2012
	NIS Thousands

Outstanding debts	10,237	75,034
Prepaid revenues	14,694	16,999
Total other long-term liabilities	24,931	92,033
Outstanding debts with Related Parties (1)	2,413	36,923

(1)
In September 2012, agreements were approved to defer part of the payments due from the Company to Bezeq and Bezeq International under the previous debt arrangements between these parties (to the amount of NIS 27 million, and NIS 6 million, respectively). According to the aforesaid, the payments will be deferred for a period of 18 months, in which time they will bear interest of Prime + 4%.

*	Reclassified - see Note 2.G regarding a change in classification.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 17 - EMPLOYEE BENEFITS

Employee benefits include post-employment benefits, severance benefits, and short-term benefits.

The Company has defined benefit plans for post-employment benefits, and it makes contributions to central severance pay funds and suitable insurance policies.

The Company also has a defined contribution plan for some of its employees who are subject to Section 14 of the Severance Pay Law, 1963.

Composition of employee benefits:

	December 31
	2013	2012
	NIS Thousands

Present value of obligations	13,717	12,750	*
Fair value of plan assets	(7,938)	(6,913	)*

Liability recognized for a defined benefit plan	5,779	5,837
Other liabilities	13,234	11,962
Total employee benefits	19,013	17,799
Presented under the following items:
Other payables	13,234	11,962
Long-term employee benefits	5,779	5,837
	19,013	17,799

* Reclassification – In accordance with IAS 19 (Amended).

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 17 - EMPLOYEE BENEFITS (CONTD.)

Post-employment benefit plans - defined benefit plan

A.	Changes in post-employment benefit plans - defined benefit plan:

	Liability for defined benefit plans	Liability for defined benefit plans	Fair value of plan assets	Fair value of plan assets	Total net liability for defined benefit plans	Total net liability for defined benefit plans
	2013	2012	2013	2012	2013	2012
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands

Balance as of January 1	12,750	14,639	6,913	8,468	5,837	6,171
Current servicing cost, net (recognized in salary expenses)	1,883	944	-	-	1,883	944
Interest costs, net (recognized in financing expenses)	412	547	243	317	169	230
Actuarial losses (gains) recognized in other comprehensive income, net	82	1,850	(564)	615	646	1,235
Benefits paid, net	(1,410)	(5,230)	(356)	(3,432)	(1,054)	(1,798)
Contributions			1,702	945	(1,702)	(945)
Balance as of December 31	13,717	12,750	7,938	6,913	5,779	5,837

B.	Key actuarial assumptions

The key actuarial assumptions for a defined benefit plan at the reporting date are as follows:

1.	Mortality rates are based on the rates appearing in the Ministry of Finance Insurance publication 2013-3-1.

2.	Churn rates are based on the Company’s past experience, distinguishing among different employee populations, and according to seniority.

3.	The (real) discount rate is based on the yield on fixed-rate government bonds with a duration equal to that of the gross liability.

	2013	2012	2011
	%

Discount rate on December 31	0.6	0.6	1.85
Future salary increases	2	2	2

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 17 - EMPLOYEE BENEFITS (CONTD.)

4.	Sensitivity analysis for actuarial assumptions:

The following table analyzes the possible effect of changes in key actuarial assumptions on employee benefit liabilities. Calculations were made for each assumption separately, assuming the other assumptions remain unchanged.

December 31, 2013
NIS Thousands
Future salary increases - additional 0.5%	291
Discount rate - additional 0.5%	(258)
Churn rate assumption - additional 5%	(297)

C.	Effect of employee benefit plans on the Company’s future cash flows:

The Company's estimated contributions in 2014 in a financed defined benefit plan total NIS 1.342 thousands.

D.	Post-employment benefit plans - defined contribution plan

	For the year ended December 31
	2013	2012	2011
	NIS Thousands

The amount recognized as an expense for a defined contribution plan	12,834	12,349	11,771

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 18 - SHARE-BASED PAYMENTS

In September 2008, the Company’s CEO was allotted 4,250,000 options in Bezeq exercisable into Bezeq shares, at an exercise price of NIS 5.24 per option (the exercise price as of the allocation date and as may be adjusted for Bezeq’s dividend distributions starting from the allocation date).The fair value of all these options at the allocation date was NIS 10,280 thousands. The options vest in three equal annual installments. As of the reporting date, all three installments have vested.

NOTE 19 - COMMITMENTS

1.	As of December 31, 2013, the Company has signed agreements for buying broadcasting rights. In the year ended December 31, 2013, purchases of these rights totaled NIS 188 million.

2.	As of December 31, 2013, the Company has signed agreements for buying channels. In the year ended December 31, 2013, expenses for the use of channels purchased by the Company totaled NIS 269 million.

3.
The Company has signed operational leases for the `buildings it occupier. The primary lease expires in 2014, with an option to extend the lease for another 5 years. Rental fees under this lease are linked to the CPI. The Company also has several operating leases with various terms.

Rental fee forecasts for the coming years, calculated according to the rental fees on December 31, 2013, are as follows:

NIS Thousands

2014	8,882
2015 to 2016	3,186

4.	Operating lease

The Company has a number of operating leases for periods of up to 36 months for the vehicles it uses. Forecasted annual lease payments, calculated according to the lease payments in effect on December 31, 2013, total approximately NIS 25 million.

5.	Royalties

Under the terms of the License, the Company has a liability to pay royalties to the State of Israel, calculated based on income, as defined in the relevant regulations.

Under the Communications Regulations, 2006, annual royalty rates were set as follows: 2011 - 1.75%, 2012 - 1.75%, from 2013 onwards - 0%.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 19 – COMMITMENTS (CONTD.)

6.
Agreement with NDS Limited (“NDS”) - The Company has signed several agreements with NDS for the purchase of services related to the Company's encoding, broadcasting, and receiving system, and for hardware related to these services.

In 2013 and 2012, the Company’s payments to NDS totaled NIS 32 million and NIS 38 million, respectively.

For information concerning additional contracts between the Company, Related Parties, and Interested Parties, see Note 30 - Relate Parties and Interested Parties.

7.
Contract with PACE plc. for buying HD Zapper decoders under an agreement from August 2011. In 2013 and 2012, the Company's payments to this supplier totaled NIS 32 million and NIS 19 million, respectively.

NOTE 20 - CONTINGENT LIABILITIES

1.	Guarantees

To secure its liabilities, the Company has provided NIS 43 million in guarantees (including a guarantee of NIS 40 million to the State of Israel).

2.	Legal actions

Various legal actions have been filed or are pending against the Company (in this section: “Legal Actions”).

Based, inter alia, on the opinion of its legal counsel concerning the chances for success of these Legal Actions, Management believes that adequate provisions have been included in the financial statements (Note 13), where such provisions are required, to cover the Company’s exposure from the said Legal Actions.

As of December 31, 2013, the Company’s exposure to Legal Actions brought against the Company on various matters, totals NIS 110,063 thousands. These amounts and all amounts of the claims detailed in this note do not include linkage and interest.

Below are details of material claims pending against the Company as of December 31, 2013, classified into groups with similar characteristics.

A.	Employee claims

In the normal course of business, collective and individual claims have been filed against the Company by its employees and former employees. These claims primarily concern allegations of non-payment of salary components and delay in salary payments. As of December 31, 2013, these claims totaled NIS 83,618 thousands. Based on the opinion of its legal counsel concerning the chances of success of these claims, Management believes that adequate provisions have been included in the financial statements, to the amount of NIS 1,994 thousands, where provisions are required to cover the Company's exposure to such claims.

B.	Customer claims

In the normal course of business, claims have been filed against the Company by its customers. These are mainly applications for approval of class actions (and the ensuing claims) usually concerning allegations of unlawful collection of moneys and failure to adequately provide services by the Company. As of December 31, 2013, these claims total NIS 25,455 thousands. Based, inter alia, on the opinion of its legal counsel concerning the chances of success of these claims, Management believes that adequate provisions have been included in the financial statements, to the amount of NIS 6,346 thousands, where provisions are required to cover the Company's exposure to such claims.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 20 - CONTINGENT LIABILITIES (CONTD.)

C.	Supplier and communication provider claims

In the normal course of business, various Legal Actions have been brought against the Company by suppliers of goods and/or services to the Company. The main claim was filed for alleged damages incurred by a supplier as a result of the Company’s negligence. As of December 31, 2013, these claims total NIS 990 thousands. Based, inter alia, on the opinion of its legal counsel concerning the chances for success of these claims, Management believes that adequate provisions have been included in the financial statements, to the amount of NIS 100 thousands, where such provisions are required, to cover the Company’s exposure to such claims.

Subsequent to the financial statements date, claims were filed against the Company with a total value of NIS 50 million. As of the financial statements’ approval date, it is not yet possible to assess the chances of success of these claims.

NOTE 21 - EQUITY

A.	Share capital

Share capital comprises ordinary shares of NIS 1 par value each, as follows:

	December 31 2013	December 31 2012
	Number of shares and amount in NIS thousands

Issued and paid up share capital	29	29
Authorized capital	39	39

B.	Options to shareholders

See Note 15B.

NOTE 22 - COST OF REVENUES

	For the year ended December 31
	2013	2012	2011
	NIS Thousands

Wages, salaries and ancillary costs	147,647	145,811	148,746
Content costs	307,894	317,301	277,505
Utilized broadcasting rights	155,039	153,959	147,116
Space segment usage	79,288	92,348	85,278
Depreciation and amortization	224,987	201,541	220,180
Vehicle maintenance	20,883	21,406	26,601
Royalties	-	16,948	17,438
Others	115,880	117,773	105,304
	1,051,618	1,067,087	1,028,168

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 23 - SALES AND MARKETING EXPENSES

	For the year ended December 31
	2013	2012	2011
	NIS Thousands

Wages, salaries and ancillary costs	73,954	61,665	41,662
Advertising	63,755	70,435	61,846
Marketing consultation	1,765	1,728	1,662
Vehicle maintenance	8,357	9,180	8,561
Depreciation and amortization	2,235	19,181	34,829
Others	3,646	4,085	4,177
	153,712	166,274	152,737

NOTE 24 - GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended December 31
	2013	2012	2011
	NIS Thousands

Wages, salaries and ancillary costs	64,198	61,103	57,073
Share-based payment	-	-	889
Consultation and professional fees	11,043	11,196	11,107
Rental fees and maintenance	16,620	15,734	13,983
Depreciation and amortization	35,511	27,528	21,384
Provision for doubtful and bad debts	1,089	1,116	1,933
Subcontractors (mainly for system maintenance)	17,514	17,534	20,661
Others	16,397	15,673	16,006
	162,372	149,884	143,036

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 25 - FINANCING EXPENSES, NET

Recognized in profit or loss

	For the year ended December 31
	2013	2012	2011
	NIS Thousands

Interest income on bank deposits	(623)	(817)	(981)
Change in the fair value of financial assets at fair value through profit or loss	-	(140)	(5,378)
Other financing income	(6,356)	(902)	(16,804)
Financing income recognized in profit or loss	(6,979)	(1,859)	(23,163)

Expenses for shareholder loans	290,303	243,923	263,263
Expenses for discounting shareholder loans	195,854	163,904	114,266
Change in the fair value of financial assets at fair value through profit or loss	12,810	361	4,250
Interest expenses on financial liabilities measured at amortized cost	111,468	110,250	114,649
Linkage expenses	30,417	21,887	31,283
Expenses from changes in exchange rates	434	6,021	6,221
Other financing expenses	12,549	16,911	12,588
Financing expenses recognized in profit or loss	653,835	563,257	546,520

Net financing expenses recognized in profit or loss	646,856	561,398	523,357

NOTE 26 - INCOME TAXES

A.	Deferred tax assets and liabilities

As of the reporting date, the Company has losses and deductions for inflation of NIS 5.3 billion for tax purposes, carried forward to the next year (2012: NIS 5 billion).

Current tax laws do not limit the time for utilizing losses for tax purposes or the utilization of deductible temporary differences. The Company does not create deferred tax assets, as it does not expect to have taxable income in the foreseeable future against which it could utilize the tax benefits.

B.	Tax assessments

The Company has received final tax assessments up to and including the year ended 2009.

C.	Theoretical tax note

The main item reconciling the Company’s statutory tax rate and its effective tax rate, is the difference arising from non-recognizing deferred tax assets and related tax benefits for current year tax losses.

These losses are not recognized due to the Company’s uncertainty regarding the utilization of these tax benefits.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 27 - TOTAL LIABILITIES  SECURED BY LIENS AND RESTRICTIONS IMPOSED WITH RESPECT TO LIABILITIES

A.	The Company’s secured liabilities and guarantees are as follows:

	December 31 2013	December 31 2012
	NIS Thousands

Bonds	1,679,784	1,539,145
Credit from banks (1)	35,785	69,322
Guarantees	42,674	41,709

The Company is party to a financing agreement with a consortium of banks from May 23, 2001, which was amended and re-phrased in July 2012 ( “the Bank Financing Agreement” or “the Financing Agreement” and “the Banks”, respectively). When the amended Financing Agreement went into effect, the Company repaid all its long-term credit facilities at that time (see Note 14).

Under the Financing Agreement, a current credit facility of NIS 170 million was granted to the Company until the end of 2015, as well as a hedging facility of USD 10 million. Use of these facilities is limited to the Company’s total working capital needs, calculated using the formula set forth in the amended Financing Agreement, which depends on the Company's trade receivables balance, the Company's unutilized broadcasting rights balance, the amortized cost of decoders and the Company's trade payables balance as presented in its financial statements.

Under the amended Financing Agreement, every quarter the Company must comply with two financial covenants similar to those specified for the 2012 Bond - see Note 14 (C) - Financial Covenants.

The amended Financing Agreement also sets restrictions on the repayment of shareholder loans and distributions, as set forth in the 2012 Bond (as detailed in Note 14). These restrictions supersede the restrictions which had previously applied to repayment of the shareholder loans and the prohibition on distributions.

The amended Financing Agreement also sets out grounds for immediate repayment, including various breaches of the Financing Agreement, engaging in non-communications operations, liquidation and receivership proceedings against the Company, revocation or suspension of the broadcasting license, unauthorized changes of ownership, breach of material agreements defined in the Financing Agreement, call for immediate repayment or grounds for a call for immediate repayment of amounts due of the Company to its bondholders, other banks, or financial institutions, and failure to comply with the financial covenants specified in the Financing Agreement. The amended Financing Agreement further stipulates that the creation of liens and raising of debt secured by liens (excluding exceptional instances) shall be subject to the banks’ approval.

The Financing Agreement also provides mechanisms for raising and lowering interest rates.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 27 - TOTAL LIABILITIES  SECURED BY LIENS AND RESTRICTIONS IMPOSED WITH RESPECT TO LIABILITIES (CONTD.)

B.	1.	The Company provided each of the banks and each of Trustee A, Trustee B and the Lenders pursuant to the 2012 Bond ( “the Institutional Lenders”) the following liens:

1.1
Floating first liens, unlimited in amount, on all the Company’s assets (excluding exceptions as dictated by the Communications Law), which include a clause restricting the creation of additional liens (subject to such exceptions as set forth in the Financing Agreements);

1.2
Fixed first lniens, unlimited in amount, on the Company’s rights and assets including its rights under material agreements to which it is party, its unissued authorized capital, its goodwill, certain intellectual property rights, and its insurance rights under its insurance policies. These fixed liens shall not apply to the exceptions dictated by the Communications Law.

In this section, jointly: “the Collateral”

2.
The Collateral is in the form of first liens equal (pari passu) to each other. The creation of additional liens by the Company to the banks is subject to approval by the Institutional Lenders, unless such liens are also made to the Institutional Lenders. In the event that the Collateral is exercised and/or upon disposal of the assets underlying the Collateral, including by other holders of securities who were granted a lien over those assets, the proceeds from such sales shall be shared pro-rata by all holders of the Collateral, with each holder receiving a proportionate share of the proceeds equal to the proportionate share of the debt owed to that holder (as defined in the Financing Agreements and the bonds) divided by the total debt secured by those assets.

C.
Under the provisions of Deed of Trust B, if Bezeq provides Trustee B a guarantee for the Company's liabilities to the holders of Bonds (Series B), and so long as Bezeq's rating does not fall below its rating or its equivalent in another rating agency (the higher of the two), then henceforth the Collateral provided by the Company to Trustee B shall be annulled, the restriction on expanding the series and issuing additional securities guaranteed by the same Collateral shall be lifted, the restriction on repayment of the shareholder loans and dividend distributions shall be lifted, and several of the grounds for immediate repayment granted to Trustee B under Deed of Trust B shall be annulled. Furthermore, in this case any interest increases for a rating downgrade will also be cancelled.

NOTE 28 - FINANCIAL RISK MANAGEMENT

A.	General

The Company is exposed to the following risks, arising from the use of financial instruments:

*           Credit risk

*           Liquidity risk

*           Market risk

This Note discloses the Company’s exposure to each of the above risks, the Company's goals, policies, and processes in measuring and managing these risks.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 28 - FINANCIAL RISK MANAGEMENT (CONTD.)

B.	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual liability, and arises mainly from trade receivable balances.

Management has a credit policy and regularly monitors the Company’s exposure to credit risk.

Management regularly monitors trade receivable balances and the financial statements include provisions for doubtful debts which Management believes adequately reflect the loss inherent in debts whose collection is uncertain.

C.	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial liabilities settled in cash or with another financial asset. The Company’s approach to managing its liquidity risk is to guarantee, as far as possible, sufficient liquidity to meet its liabilities on time, under normal conditions and under stressful conditions, without causing the Company unexpected losses or damaging its goodwill.

D.	Market risk

Market risk is the risk that changes in market prices such as foreign currency exchange rates or interest rates will impact the Company’s revenues or the value of its holdings in financial instruments. The goal of managing market risk is to manage and supervise the exposure to market risk through generally accepted metrics, while maximizing return on risk.

NOTE 29 - FINANCIAL INSTRUMENTS

A.	Credit risk

(1)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

	December 31 2013	December 31 2012
	NIS Thousands

Cash and cash equivalents	125,263	-
Trade receivables	164,277	163,043
Other receivables	202	1,254
	289,742	164,297

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

(2)	Aging of debts and impairment losses

	December 31 2013	December 31 2012
	NIS Thousands

Not past due	162,533	154,240
Past due up to one year	4,221	8,984
Past due one to two years	1,225	2,106
Past due more than two years	2,752	6,477
	170,731	171,807
Less provision for doubtful debts	(6,252)	(7,510)
Total	164,479	164,297

(3)	Changes in provisions for doubtful debts:

	December 31 2013	December 31 2012
	NIS Thousands

Balance as of January 1	7,510	7,375
Increase (decrease)	(1,258)	135
Balance as of December 31	6,252	7,510

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

B.	Liquidity risk

The following table details the contractual repayment dates of monetary liabilities, including interest payments. This disclosure does not include amounts for which offset agreements have been signed.

	As of December 31, 2013
	Carrying amount	Forecasted cash flow	Up to 6 months	6-12 months	1-2 years	2-5 years	Over 5 years
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands
Non-derivative financial liabilities:
Variable-interest bank credit - on call	35,785	35,785	35,785	-	-	-	-
Bonds, including interest	1,712,923	2,090,784	89,366	315,972	384,848	930,528	370,070
Loans from shareholders	3,571,900	4,690,695	-	-	-	-	4,690,695
	5,320,608	6,817,264	125,151	315,972	384,848	930,528	5,060,765

	As of December 31, 2012
	Carrying amount	Forecasted cash flow	Up to 6 months	6-12 months	1-2 years	2-5 years	Over 5 years
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands
Non-derivative financial liabilities:
Variable-interest bank credit - on call	69,322	69,322	69,322	-	-	-	-
Bonds, including interest	1,572,945	1,987,962	85,754	194,999	334,506	900,536	472,168
Loans from shareholders	3,085,742	4,400,364	-	-	-	-	4,400,364
	4,728,009	6,457,648	155,076	194,999	334,506	900,356	4,872,532

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

C.	CPI and foreign currency risk

1)-	CPI and foreign currency risk for the Company’s financial instruments is as follows:

	December 31, 2013
	Unlinked	CPI-linked	Foreign currency or foreign currency-linked (mainly USD)	Non-monetary items	Total
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands

Current assets
Cash and cash equivalents	124,299	-	964	-	125,263
Trade receivables	163,717	-	560	-	164,277
Other receivables	200	2	-	1,413	1,615
Total current assets	288,216	2	1,524	1,413	291,155
Current liabilities
Credit from banks	35,785	-	-	-	35,785
Current maturities on bonds	-	292,168	-	-	292,168
Trade payables	302,799	779	164,351	-	467,929
Other payables	93,415	34,525	6,858	26,520	161,318
Provisions	-	9,039	3,321	-	12,360
Total current liabilities	431,999	336,511	174,530	26,520	969,560
Non-current liabilities
Bonds	-	1,387,616	-	-	1,387,616
Loans from shareholders	-	3,571,900	-	-	3,571,900
Other long-term liabilities	2,413	-	7,824	14,694	24,931
Total non-current liabilities	2,413	4,959,516	7,824	14,694	4,984,447
Excess liabilities over assets	146,196	5,296,025	180,830	39,801	5,662,852

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

	December 31, 2012*
	Unlinked	CPI-linked	Foreign currency or foreign currency-linked (mainly USD)	Non-monetary items	Total
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands
Current assets
Trade receivables	161,722	-	1,321	-	163,043
Other receivables	1,252	2	-	420	1,674
Total current assets	162,974	2	1,321	420	164,717
Current liabilities
Credit from banks	69,322	-	-	-	69,322
Current maturities on bonds	-	174,305	-	-	174,305
Trade payables	258,782	1,404	142,918	-	403,104
Other payables	88,231	36,210	-	23,305	147,746
Provisions	1,299	4,901	-	-	6,200
Total current liabilities	417,634	216,820	142,918	23,305	800,677
Non-current liabilities
Bonds	-	1,364,840	-	-	1,364,840
Loans from shareholders	-	3,085,742	-	-	3,085,742
Other long-term liabilities	74,293	741	-	16,999	92,033
Total non-current liabilities	74,293	4,451,323	-	16,999	4,542,615
Excess liabilities over assets	328,953	4,668,141	141,597	39,884	5,178,575

* Reclassified - see Note 2.G regarding a change in classification.

2)	Data concerning the CPI and material currencies:

	December 31	December 31	% Change	% Change
	2013	2012	2013	2012

CPI (in points)	120	117.87	1.8	1.64
Exchange rate for 1 USD	3.471	3.733	(7.02)	(2.3)
Exchange rate for 1 EUR	4.782	4.921	(2.82)	(0.34)

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

D.	Interest rate risk

Types of interest on the Company’s interest-bearing financial instruments:

	Carrying amount
	2013	2012
	NIS Thousands

Fixed-interest instruments
Other receivables	-	271
Financial liabilities	4,005,127	3,678,513
Total	4,005,127	3,678,242

Variable-interest instruments
Financial liabilities	75,097	36,923

E.	Fair value

1.	Financial instruments measured at fair value for disclosure purposes only

	2013		2012
	Carrying amount	Fair value	Carrying amount	Fair value
	NIS Thousands

Bonds, including accrued interest	1,712,923	1,933,242	1,572,945	1,706,884
	1,712,923	1,933,242	1,572,945	1,706,884

The interest rates use to discount estimated cash flows, where applicable, are based on linked bonds with a rating similar to that of the Company.

2.	Data on the fair value measurement of Level 2 financial instruments

In 2013, the Company made a number of forward transactions to reduce its exposure to fluctuations in the USD exchange rate. The fair value of these forward transactions was determined by using market-observed data. The net fair value of these forward transactions as of December 31, 2013 (liability) totaled NIS 6.9 million.

F.	Derivative financial instruments

The Company has limited involvement in derivative financial instruments (“Derivatives”). The Company makes such transactions so as to hedge its cash flows.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

G.	Sensitivity analysis

Below are sensitivity analyses for changes in the main market risks where changes will alter the value of assets and liabilities and will affect the Company's net profit and equity.

1.	Sensitivity to changes in the CPI

The Company has financial instruments that are sensitive to changes in the CPI such as bonds and customer deposits. The 5% and 10% sensitivity analysis refers to the deviation from an estimated annual inflation rate of 2%, based on the Bank of Israel's inflation target center.

Sensitivity analysis as of December 31, 2013

% deviation from inflationary target	10%	5%	(5%)	(10%)
	NIS Thousands

Effect on equity and net profit	(11,100)	(5,500)	5,500	11,100

Sensitivity analysis as of December 31, 2012

% deviation from inflationary target	10%	5%	(5%)	(10%)
	NIS Thousands

Effect on equity and net profit	(9,600)	(4,800)	4,800	9,600

2.	Sensitivity to changes in exchange rates

The Company has financial instruments that are sensitive to changes in the USD-NIS and/or EUR-NIS exchange rate. The 5% and 10% sensitivity analysis refers to the change in the exchange rate.

Sensitivity analysis as of December 31, 2013

% change in the NIS / USD exchange rate	10%	5%	(5%)	(10%)
	NIS Thousands

Effect on equity and net profit	(56,586)	(28,293)	28,293	56,586

Sensitivity analysis as of December 31, 2012

% change in the NIS / USD exchange rate	10%	5%	(5%)	(10%)
	NIS Thousands

Effect on equity and net profit	(13,876)	(6,938)	6,938	13,876

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 30 - TRANSACTIONS AND BALANCES WITH INTERESTED PARTIES AND RELATED PARTIES

A.	Transactions with Interested and Related Parties

	For the year ended in December 31
	2013	2012	2011
	NIS Thousands

Revenues	594	376	1,446
Cost of revenues (1)	85,664	104,129	98,729
Sales, general and administrative expenses	2,089	4,015	2,075
Finance expenses	486,687	412,495	384,074
Salary and benefits to Principal Shareholders employed by the Company	4,031	2,815	3,682

(1)	Mainly expenses for space segments from a Interested Party.

B.	Related Party Balances

	December 31
	2013	2012
	NIS Thousands

Shareholder loans (see Note 15)	3,571,900	3,085,742
Current liabilities	93,658	89,441
Non-current liabilities	2,413	36,923
Other receivables	1,108	2,326

C.	Company contracts with Interested and Related Parties

(1)
In August 2000, the Company signed a three-way agreement to purchase decoders from Eurocom Digital Communications Ltd. (“Eurocom”) and Advanced Digital Broadcast Limited (“ADB”). Eurocom is an Interested Party in the Company.

In 2013 and 2012, the Company’s payments to Eurocom for the purchase of the said decoders totaled NIS 94 million and NIS 89 million, respectively.

(2)
In 2013, the Company signed an agreement with Space Communications Ltd. (“Space”) to buy bandwidth on space segments. The Company will use space segments on Amos satellites. The agreement is effective through 2028, with the Company receiving space segments on the Amos-2 and Amos-3 satellites, and later on Amos-3 and Amos-6. Under the agreement, the Company will use 12 space segments, but starting 2022 will use 9 space segments.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 31 - EVENTS SUBSEQUENT TO THE REPORTING DATE

On February 12, 2014, suspicions arose in the Company concerning embezzlement of Company funds by one of its employees. It currently seems that the embezzlement continued for more than a decade, and as of the reporting date is valued at NIS 31.4 million.

On February 13, 2014, the Company applied to the Tel Aviv - Jaffa District Court for urgent temporary remedies (following which additional applications were, and will be, filed). The Company also filed a complaint with the Israel Police against the employee and her husband.

On February 20, 2014, the Company submitted to the District Court a statement of claim for NIS 25 million against the employee, her husband, and her mother.

Management believes that, at this stage, the aforesaid does not materially affect the Company's financial statements.

NOTE 32 - APPOINTMENT OF A CHAIRPERSON FOR THE FINANCIAL STATEMENTS APPROVAL MEETING

On the financial statements approval date, the Company’s Board of Directors does not have an incumbent Chairperson. Consequently, on February 27, 2014, the Company’s Board of Directors authorized David Efrati, a director in the Company, to chair the Board of Directors meeting in which the financial statements were approved, and to sign the Company's financial statements for December 31, 2013.